RMS

SI   18000921

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH. D.C.

SEC FILE NUMBER
8-66143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN TRADING, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S WACKER DRIVE STE 300

(No. and Street)

CHICAGO	IL	60614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL DEATON   312-229-9668

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, MICHAEL DEATON _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SUN TRADING, LLC _____ , as

of DECEMBER 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
OFFICIAL SEAL
ELLEN M BURALLI
Notary Public - State of Illinois
My Commission Expires Mar 23, 2019
```

_____

_____
Signature

_____
CFO

_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Report of Independent Registered Public Accounting Firm   RSM US LLP

To the Member and Board of Directors
Sun Trading, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Sun Trading, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

RSM US LLP

Chicago, Illinois
February 20, 2018

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Sun Trading, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	1,212,508
Securities owned, at fair value (pledged)		129,756,785
Receivable from brokers and clearing organizations		14,045,838
Exchange memberships owned (fair value $2,097,000)		1,563,800
Furniture, equipment, software, and leasehold improvements at cost, less accumulated depreciation and amortization		1,037,679
Receivable from affiliate		447,649
Other assets		1,168,020
Total assets	$	149,232,279

Liabilities and Member's Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	93,122,292
Payable to brokers and clearing organizations		21,827,544
Accounts payable, accrued expenses and other liabilities		8,760,773
Payable to affiliates		1,596,877
Deferred rent		1,006,821
Total liabilities		126,314,307
Member's equity		22,917,972
Total liabilities and member's equity	$	149,232,279

See Notes to Financial Statement.

Sun Trading, LLC

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated (the Operating Agreement), and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The primary business of the Company is to trade as a market maker or as principal in U.S. and foreign securities, over-the-counter (OTC) foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on several of these exchanges.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value. Commissions and other trading fees are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition, either as receivable or payable from/to brokers and clearing organizations, as applicable.

Interest income and expense is recognized on the accrual basis. Dividend income and dividend expenses are recorded on the ex-dividend date.

Liquidity fees and rebates are recognized on an accrual basis.

Receivable from and payable to brokers and clearing organizations: The Company obtains financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements. Receivables and payables relating to trades pending settlement are netted by broker and clearing organizations in the statement of financial condition.

Exchange memberships owned: The Company's exchange memberships held for operating purposes are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value has occurred in the year ended December 31, 2017.

Sun Trading, LLC

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies (Continued)

Furniture, equipment, software, and leasehold improvements: Furniture is being depreciated over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or liability for U.S. federal income taxes has been recorded in the financial statements. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the respective income tax returns of its members.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2017.

The Parent is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2014.

Translation of foreign currencies: Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition.

Note 2.   New Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update (ASU 2016-01), *Financial Instruments— Overall: Recognition and Measurement of Financial Assets and Financial Liabilities*, which allows for the election to record equity investments without readily determinable fair value at cost, less impairment, adjusted for subsequent observable price changes. This standard will be effective for the Company beginning after December 15, 2018 (ASU 2017-13).

In February 2016, the FASB issued an Accounting Standards Update (ASU 2016-02), *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. The new standard is effective for fiscal years beginning after December 15, 2019 (ASU 2017-13).

The Company is still evaluating the effects of ASU 2016-01 and ASU 2016-02 on the Company's financial condition and regulatory requirements.

Sun Trading, LLC

Notes to Financial Statement

Note 3.   Receivable from and Payable to Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2017 consists of:

Cash	$	14,322,227
Dividends and interest accrued, net		2,678
Financial instruments		(34,112)
Accrued payables, net		(244,955)
Receivable from brokers and clearing organizations	$	14,045,838

Payable to brokers and clearing organizations at December 31, 2017 consists of:

Cash	$	21,504,824
Accrued payables, net		1,214,549
Dividends and interest accrued, net		73,572
Financial instruments		(965,401)
Payable to brokers and clearing organizations	$	21,827,544

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

The Company maintains credit agreements to facilitate the financing of its futures margin requirements. At December 31, 2017, the Company has a combined $35,000,000 in credit facilities pursuant to credit line agreements, with interest at negotiated rates that change, from time to time, based on market conditions. At December 31, 2017, the Company has $769,548 in outstanding financing.

Note 4.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Sun Trading, LLC

Notes to Financial Statement

Note 4.   Fair Value of Financial Instruments (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Equity securities, exchange traded funds, and exchange traded futures that are traded in active markets are valued using quoted market prices or broker or dealer quotations and are classified as Level 1.

OTC foreign currency forward contracts are valued using third party observable market data. These financial instruments are classified as Level 2.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for furniture and leasehold improvements and exchange memberships, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Sun Trading, LLC

Notes to Financial Statement

Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Assets		Level 1		Level 2		Netting and Collateral		Total
Investment assets								
Equity securities	$	104,482,276	$	—	$	—	$	104,482,276
Exchange traded funds		25,274,509		—		—		25,274,509
Total investment assets (1)		129,756,785		—		—		129,756,785
Derivative assets								
Futures contracts (2)		29,383,052		—		—		29,383,052
Forward contracts (2)		—		1,068,374		—		1,068,374
Gross derivative assets		29,383,052		1,068,374		—		30,451,426
Gross derivative assets netting (3)(2)		(28,161,538)		(1,068,374)		2,321,954		(26,907,958)
Total derivative assets		1,221,514		—		2,321,954		3,543,468
Total assets, at fair value	$	130,978,299	$	—	$	2,321,954	$	133,300,253

(1) Amounts are included in securities owned, at fair value (pledged) on the statement of financial condition.
(2) Amounts are included in receivable from brokers and clearing organizations on the statement of financial condition.
(3) Amounts relate to master netting agreements between the Company and its counterparties; see Note 5.

Liabilities		Level 1		Level 2		Netting and Collateral		Total
Investment liabilities								
Equity securities	$	87,918,152	$	—	$	—	$	87,918,152
Exchange traded funds		5,204,140		—		—		5,204,140
Total investment liabilities (4)		93,122,292		—		—		93,122,292
Derivative liabilities								
Futures contracts (5)		28,195,694		—		—		28,195,694
Forward contracts (5)		—		1,324,443		—		1,324,443
Gross derivative liabilities		28,195,694		1,324,443		—		29,520,137
Gross derivative liabilities netting (6)(5)		(28,161,538)		(1,068,374)		(1,255,626)		(30,485,538)
Total derivative liabilities		34,156		256,069		(1,255,626)		(965,401)
Total liabilities, at fair value	$	93,156,448	$	256,069	$	(1,255,626)	$	92,156,891

(4) Amounts are included in securities sold, not yet purchased, at fair value on the statement of financial condition.
(5) Amounts are included in payable to brokers and clearing organizations on the statement of financial condition.
(6) Amounts relate to master netting agreements and collateral arrangements between the Company and its counterparties; see Note 5.

As of and for the year ended December 31, 2017, the Company had no assets or liabilities classified as Level 3.

Sun Trading, LLC

Notes to Financial Statement

Note 5.   Derivative Financial Instruments

The Company uses exchange traded futures contracts, and OTC foreign exchange contracts, as part of its trading activities.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between equity securities, exchange traded futures contracts, and OTC foreign exchange contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood according to ASC 815 in the FASB Accounting Standards Codification. Note 11 describes the risks associated with trading derivative contracts.

As of December 31, 2017, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments, disaggregated by type of underlying risk, presented in the statement of financial condition at December 31, 2017, which are represented in receivable from brokers and clearing organizations, payable to brokers and clearing organizations, as detailed in Note 3.

Derivative Financial Instruments	Derivative Assets	Derivative Liabilities
Gross derivative contracts	(at fair value)	(at fair value)
Futures		
Commodity contracts	$ 28,152,830	$ 26,685,860
Foreign exchange contracts	1,115,512	1,149,669
Equity contracts	58,982	241,440
Interest rate contracts	55,728	118,725
Total futures	29,383,052	28,195,694
Forwards		
Foreign currency	1,068,374	1,324,443
Total gross derivative contracts	30,451,426	29,520,137
Amounts that have been offset in statement of financial condition		
Cash collateral	3,577,580	—
Counterparty netting	(30,485,538)	(30,485,538)
Net derivative contracts	3,543,468	(965,401)
Amounts that have not been offset in statement of financial condition		
Counterparty netting	1,255,626	1,255,626
Net exposure	$ 4,799,094	$ 290,225

Sun Trading, LLC

Notes to Financial Statement

Note 6.   Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2017 consist of:

Compensation benefit payable	$	6,359,004
Other		2,401,769
Total accounts payable, accrued expenses and other liabilities	$	8,760,773

Note 7.   Related-Party Transactions

At December 31, 2017, the Company has a receivable from the Parent of $447,649, represented as receivable from affiliate on the statement of financial condition. In addition, at December 31, 2017 payables due to entities affiliated to the Company through common ownership, included in payable to affiliates on the statement of financial condition, consist of:

Sun Trading Solutions, LLC	$	1,569,194
Sun Trading International Ltd.		27,683
Total payable to affiliates	$	1,596,877

The Company has entered into a services agreement with the Parent and compensates the Parent for management services performed by the Parent. Further, the Parent reimburses the Company for rent and occupancy and for certain salary expenses, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2017, the Company had a net receivable from the Parent of $447,649 for these services.

The Company has an affiliate through common ownership, based in the United Kingdom, Sun Trading International Ltd. (STI). The Company has entered into a services agreement with STI and compensates STI for trading services less a recharge for trading services performed by the Company. Further, STI compensates the Company for administrative services. In addition, STI compensates the Company for certain expat compensation and benefit expenses paid by the Company on behalf of STI. At December 31, 2017, the Company had a net payable to STI of $27,683 for these services.

The Company has entered into a services agreement with Sun Trading Solutions, LLC (STS), an affiliate through common ownership, and compensates STS for use of computer equipment trading platforms and technology related services. Further, STS reimburses the Company for certain salary expenses, rent and occupancy, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2017, the Company had a net payable to STS of $1,569,194 for these services.

Note 8.   Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements at December 31, 2017 consist of:

Leasehold improvements	$2,101,781
Furniture	339,569
Other	56,713
Accumulated depreciation and amortization	(1,460,384)
Furniture and leasehold improvements, at cost, net of accumulated depreciation and amortization	$1,037,679

Sun Trading, LLC

Notes to Financial Statement

Note 9.   Commitments and Contingencies

The Company leases office space under non-cancelable lease agreements that expire at various dates to June 2026. The aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Years ending December 31:

2018	$ 615,816
2019	633,122
2020	684,841
2021	738,082
2022	715,446
Thereafter	1,872,892
Aggregate lease	$ 5,260,199

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. At December 31, 2017, the difference between recognized rent expense and actual cash payments for rent results in deferred rent in the statement of financial condition of $1,006,821.

The Company has provided a landlord a security deposit in the amount of $275,000 that is included in other assets in the statement of financial condition at December 31, 2017.

The Company has provided a landlord with a letter of credit in the amount of $200,000.

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against potential matters, and management believes there are no current outstanding matters that will have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 10.   Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Sun Trading, LLC

Notes to Financial Statement

Note 11.   Derivatives Activities and Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures, forwards, and other financial instruments with similar characteristics. Futures and forward contracts provide for the sale or purchase of financial instruments at an agreed upon price or yield on an agreed future date. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition, as of December 31, 2017.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of PAB brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Sun Trading, LLC

Notes to Financial Statement

Note 12.   Employee Benefit Plans

The Company maintains a 401(k) Plan allowing its employees, aged 21 and over, to defer a portion of their pre-tax or post-tax compensation. The plan was implemented January 1, 2012 under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is maintained as an ERISA 401(k) plan. During 2017, the Company made matching contributions of 50 percent of the employee's deferral amount and up to a maximum of 6 percent of the employee's compensation as defined by the Company's 401(k) Plan, subject to the IRS compensation limits. Participants are fully vested in their salary deferrals and employer contributions.

Note 13.   Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2017, the Company had net capital and net capital requirements of $7,649,639 and $1,000,000, respectively. The net capital rules may effectively restrict the distribution of member's equity.

Note 14.   Subsequent Event

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through the date the financial statements were issued. On January 5, 2018, the Parent entered into an agreement to transfer and assign all membership interests to NOVA SSHC, LLC. On January 12, 2018, the NOVA SSHC, LLC entered into an agreement to sell the Parent, inclusive of the Company, to Hudson River Trading LLC and RDC I, Inc. This transaction is expected to occur during the first quarter of the year ended December 31, 2018. There have been no additional subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.